# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mawson Infrastructure Group Inc., CIK 0001218683
CUSIP: 57778N406
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 950 RAILROAD AVE, MIDLAND, Pennsylvania (PA), 15059
Date of event which requires filing of this statement: 12/19/2025
Filed by CIK 0002101945
Persons authorized to receive notices and communications: Joshua Kilgore, 5701 Euper Lane, Ste A, Fort Smith, Arkansas (AR), 72903, 479-420-8957

## Reporting persons
- Endeavor Blockchain, LLC (CIK 0002101945): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 915,000; shared voting power 0; sole dispositive power 915,000; shared dispositive power 0; aggregate amount beneficially owned 915,000 (5.3% of the class)
  Comment: Endeavor Blockchain, LLC is 100% owned by Joshua Kilgore.
- Joshua Kilgore: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 8,000; shared voting power 0; sole dispositive power 8,000; shared dispositive power 0; aggregate amount beneficially owned 8,000 (0.05% of the class)
- Cody Smith: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 32,982; shared voting power 0; sole dispositive power 32,982; shared dispositive power 0; aggregate amount beneficially owned 32,982 (0.19% of the class)
- PM Squared, LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 2,297; shared voting power 0; sole dispositive power 2,297; shared dispositive power 0; aggregate amount beneficially owned 2,297 (0.01% of the class)
  Comment: PM Squared, LLC is 100% owned by Phil Stanley

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: Mawson Infrastructure Group Inc.
Address of issuer's principal executive offices: 950 RAILROAD AVE, MIDLAND, Pennsylvania (PA), 15059

## Item 2. Identity and Background
Name of person filing:
Endeavor Blockchain, LLC
Joshua Kilgore
PM Squared, LLC
Cody Smith
Residence or business address:
Endeavour Blockchain, LLC and Joshua Kilgore: 5701 Euper Lane, Suite A, Fort Smith, Arkansas 72903

PM Squared, LLC: 6050 Southwest Blvd, Suite 150 Fort Worth, TX 76109

Cody Smith: 3801 Bent Elm Ln. Fort Worth, TX
Present principal occupation or employment: All registrants: Investors
Criminal convictions in the last five years: No.
Civil proceedings (securities laws) in the last five years: Not applicable.
Citizenship: All registrants: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The funds used for the acquisition of the shares are private in nature, belonging to Joshua Kilgore and placed with Endeavor Blockchain, LLC which is 100% owned by Joshua Kilgore. The total invested to date is approximately $5,000,000.00.

## Item 4. Purpose of Transaction
Purpose of transaction: Our goal is to partner with the management team at Mawson to clean up their balance sheet and provide strategic partnerships to drive profitability.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Endeavor Blockchain, LLC: 5.03%
Joshua Kilgore: 0.05%
Cody Smith: 0.19%
PM Squared, LLC: 0.01%
Number of shares as to which each person has sole or shared power to vote or dispose:
Endeavor Blockchain, LLC: 915,000
Joshua Kilgore: 8,000
Cody Smith: 32,982
PM Squared, LLC: 2,297
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds:
Endeavor Blockchain, LLC
Joshua Kilgore
Cody Smith
PM Squared, LLC
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: December 19, 2025

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Endeavor Blockchain, LLC: Joshua Kilgore, Owner (12/19/2025)
- Joshua Kilgore: Joshua Kilgore, Individual (12/19/2025)
- Cody Smith: Cody Smith, Individual (12/19/2025)
- PM Squared, LLC: Phil Stanley, Owner (12/19/2025)